CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

VIRTUALSCOPICS, INC.

a Delaware corporation

VirtualScopics, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

1. The name of the Corporation is VirtualScopics, Inc. It was originally incorporated under the name ConsultAmerica, Inc., and the original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on April 27, 1988.

2.  Pursuant to Section 242 of the General Corporation Law, the amendments herein set forth have been duly approved by the Board of Directors and stockholders of the Corporation.

3.  Paragraph 4 of the Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

“4. The total number of shares of capital stock which the Corporation shall have authority to issue is Twenty-One Million (21,000,000) shares, of which Twenty Million (20,000,000) shares shall be classified as common stock, par value $.001 per share (“Common Stock”), which Common Stock shall have no cumulative voting or preemptive rights, and One Million (1,000,000) shares shall be classified as preferred stock, par value $.001 per share (“Preferred Stock”), with the right conferred upon the Board of Directors of the Corporation to set the dividend, voting, conversion, liquidation and other rights as well as such redemption or sinking fund provisions and the qualifications, limitations and restrictions with respect to such Preferred Stock, as the Board of Directors may determine from time to time.”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Certificate of Incorporation to be signed by its authorized officer this 18th day of June, 2014.

VIRTUALSCOPICS, INC.

By:	/s/ James Groff
Name:	James Groff
Title:	Acting Chief Financial Officer